(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

August 28, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Rutland Square Trust II (the trust): Strategic Advisers Mid Cap Value Portfolio (the fund) File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the fund in connection with a Special Meeting of Shareholders of the fund to be held on October 13, 2009. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended December 31, 2008 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about September 16, 2009, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than September 8, 2009.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Kelly J. Rhodes
Kelly J. Rhodes
Legal Product Group